bowmo.com

Mitchell Austin

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bowmo, Inc.
Offering	Statement on Form 1-A
Submitted	May 21, 2025
File	No. 024-12620

July 22, 2025

Ladies and Gentlemen:

Bowmo, Inc. (Applicant), hereby applies for the Commission’s consent to withdraw its Form 1A Offering Statement dated May 21, 2025, file number 024-12620.

The Company has decided not to move forward with the Regulation A Offering. No shares have been sold.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me. Thank you for your attention to this matter.

Bowmo, Inc.

/s/ Michael Lakshin
Name:	Michael Lakshin
Title:	Chief Executive Officer, Director

99 Wall Street, Suite 921, New York, NY 10005

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